UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 29, 2026

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Janus Henderson Group plc

File No. 005-90000 - CTR#10960

Janus Henderson Group plc, Jupiter Topco LLC, Jupiter Acquisition Limited, Jupiter Company Limited, Jupiter Merger Sub Limited, Trian Partners AM Holdco II, Ltd., Trian Fund Management GP, LLC, Trian Fund Management, L.P., Nelson Peltz, and Peter W. May submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibit (d)(vi) to a Schedule 13E-3 filed on January 30, 2026.

Based on representations by Janus Henderson Group plc, Jupiter Topco LLC, Jupiter Acquisition Limited, Jupiter Company Limited, Jupiter Merger Sub Limited, Trian Partners AM Holdco II, Ltd., Trian Fund Management GP, LLC, Trian Fund Management, L.P., Nelson Peltz, and Peter W. May that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit (d)(vi)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance